Exhibit 1.3

CTFN

WH/CHH: Bidder sees path forward, offer not deemed best and final

By Jonathan Spitzer

7 November 2023

Choice Hotels intends to see its unsolicited offer for Wyndham Hotels & Resorts through to a successful completion, notwithstanding current resistance from Wyndham’s management and board, CTFN has learned.

The buyer sees a path to completion — despite the target’s stated antitrust concerns and value arguments — and believes it has the tools to achieve a deal, it is understood.

On the question of price, the current headline offer of $90 per share is not best and final, it is understood. Were there an opportunity to discover more value by accessing due diligence, there could be an opportunity for additional consideration, CTFN has learned.

Despite Wyndham’s bylaws not allowing shareholders to call an EGM or take action through written consents, the nominating period for Wyndham’s next AGM will open soon. Choice intends to follow the target’s bylaws and formally request the necessary questionnaire to be in a position to present a slate at the AGM, it is understood.

Choice’s actions are intended to demonstrate its commitment to the idea of merging the two franchisors and effect the strategic combination that it has laid out. While the two companies have engaged since the spring, Wyndham asked for Choice to sign an 18-month standstill in order to engage in due diligence.

This length of a standstill was viewed as off-market and not acceptable to Choice, it is further understood.

Choice has a variety of tools at its disposal, it is understood, including not only a proxy fight but also a possible exchange offer.

Despite an outpouring of public opposition from a large industry group, on which CTFN has reported, shareholders and franchisees have expressed views that are generally supportive of a combination, it is understood.

CTFN previously reported that antitrust questions such as the direct competition between the two for new and existing hotel owners for franchise business, along with the complaints of the Asian American Hotel Owners Association (AAHOA) about Choice’s business conduct could portend a lengthy antitrust review.

A long review could be particularly damaging to Wyndham, as reported, given its rate of new-business wins from Choice and the notion that encumbering the target for a lengthy review could challenge its ability to secure those long-term contracts.

Choice has argued that not only is the market for franchisee business already competitive, with multiple offerings from existing players, but there is already new competition from higher-end, better-capitalized entities: Hilton, Marriott and IHG. These parties have moved down market specifically in an attempt to capture customers for their rewards programs sooner.